HENRY COUNTY BANCSHARES, INC.

4806 N. Henry Boulevard

Stockbridge, Georgia 30281

December 1, 2005

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Henry County Bancshares, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2004 and
Schedule 14A filed March 16, 2005
File No. 0-49789

Dear Mr. Cline:

Pursuant to our conversation with Mr. Farhat and in response to your letter dated November 23, 2005 regarding the above-referenced matter, please see the following numbered responses to the Commission’s comments:

1.	Schedule 14A – General

The Company will revise all future Form 10-K filings to include the portions of the annual reports that are incorporated by reference in its definitive proxy statement, including the consolidated financial statements, as Exhibit 13 instead of Exhibit 99.1, as provided in Item 601 of Regulation S-K.

2.	Financial Statements – Note 1 – Summary of Significant Accounting Policies, Loan Held for Sale, page 8

The Company will revise on all future filings to include additional language in Note 1 – “Loans Held for Sale” as follows:

Loans held for sale consist of mortgage loans the Company has the intent to sell in the foreseeable future and are carried at the lower of cost or fair value. These loans are sold to investors with servicing rights attached, therefore no servicing rights are retained by the Company.

The Company sells mortgage loans to investors under various blanket agreements. Under the agreements, investors generally have a limited right of recourse to the Company for the normal representations and warranties and, in some cases, for delinquencies within the first three to six months, which lead to loan default and foreclosure.

Mortgage banking income in the statement of income consists of commissions earned from investors from the sale of loans with servicing rights attached as well as miscellaneous fees received from borrowers. These fees are recognized in income at the time the loans are sold.

3.	Note 7 – Mortgage Banking Income, page 15

The Company will revise on all future filings to include the revised language in Note 7 as follows:

“fees from sale of servicing rights” will be deleted and the following language will be inserted in its place – “service release commissions.”

In addition, the last paragraph of the added language to be inserted in Note 1 – “Loans Held for Sale” on page 8 further clarifies the nature of the revenue from the sale of the mortgage servicing rights.

These revisions assume the Company’s mortgage banking practices continue as disclosed.

As requested by your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require any additional information or documentation, please contact Michael White at (478) 749-1709.

Sincerely,

/s/ DAVID H. GILL
DAVID H. GILL
President & CEO
Henry County Bancshares, Inc.

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Henry County Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the Comments of the Commission regarding the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 and its Schedule 14A filed on March 16, 2005, and all amendments thereto, the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

HENRY COUNTY BANCSHARES, INC.

BY:	/s/ DAVID H. GILL
DAVID H. GILL President and Chief Executive Officer

Date:	December 1, 2005